UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 1
SOHO HOUSE & CO INC.
(Name of the Issuer)
Soho House & Co Inc.
EH MergerSub Inc.
EH Parent LLC
The Yucaipa Companies LLC
Yucaipa American Alliance (Parallel) Fund II, L.P.
Yucaipa American Alliance Fund II, L.P.
Yucaipa American Alliance III, L.P.
Yucaipa Soho Works, Inc.
Global Joint Venture Investment Partners LP
OA3, LLC
Ron Burkle
Richard Caring
Andrew Carnie
Nick Jones
Tom Collins
(Names of Persons Filing Statement)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
586001109
(CUSIP Number of Class of Securities)

Soho House & Co Inc. Richard Caring Andrew Carnie Nick Jones Tom Collins c/o 180 Strand London, WC2R 1EA United Kingdom Tel: +44 (0) 207 8512 300
EH MergerSub Inc.
EH Parent LLC
The Yucaipa Companies LLC
Yucaipa American Alliance (Parallel) Fund II, L.P.
Yucaipa American Alliance Fund II, L.P.
Yucaipa American Alliance III, L.P.
Yucaipa Soho Works, Inc.
Global Joint Venture Investment Partners LP
OA3, LLC
Ron Burkle
c/o The Yucaipa Companies
9130 West Sunset Boulevard
Los Angeles, CA 90069
Tel: (310) 789-7200

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Samir A. Gandhi John H. Butler Ayo K. Badejo Sidley Austin LLP 787 7th Ave New York, NY 10019 Tel: (212) 839-5300	Philip Richter Alison McCormick Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 Tel: (212) 859-8000	Melissa A. DiVincenzo Morris, Nichols, Arsht & Tunnell LLP 1201 N Market Street, 16th Floor Wilmington, DE 19801 Tel: (302) 658-9200

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐	The filing of a registration statement under the Securities Act of 1933.
c. ☐	A tender offer.
d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

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INTRODUCTION
This Amendment No. 1 to the Transaction Statement on Schedule 13E-3 (as amended hereby, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Soho House & Co Inc., a Delaware corporation (“Soho House”) and the issuer of Soho House’s Class A common stock, par value $0.01 per share (the “Class A Common Stock” and, together with Soho House’s Class B common stock, par value $0.01 per share, the “Common Stock”), that is the subject of the Rule 13e-3 transaction; (ii) EH Parent LLC, a Delaware limited liability company (“Parent”); (iii) EH MergerSub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Buyer Parties”); (iv) The Yucaipa Companies LLC, a Delaware limited liability company (“Yucaipa”); (v) (a) Yucaipa American Alliance Fund II, L.P. (“Fund II”), (b) Yucaipa American Alliance (Parallel) Fund II, L.P. (“Parallel Fund”), (c) Yucaipa American Alliance III, L.P. (“Alliance III”), (d) Yucaipa Soho Works, Inc. (“Soho Fund” and, together with Fund II, Parallel Fund and Alliance III, the “Yucaipa Funds”), (e) Global Joint Venture Investment Partners LP (“Global JV”) and (f) OA3, LLC (“OA3” and, together with the Yucaipa Funds and Global JV, the “Yucaipa Filing Parties”); (vi) Mr. Ron Burkle; (vii) Mr. Richard Caring; (viii) Mr. Andrew Carnie; (ix) Mr. Nick Jones; and (x) Mr. Tom Collins.
This Transaction Statement relates to the Agreement and Plan of Merger, dated August 15, 2025 (including all exhibits and documents attached thereto, and as it may be amended, supplemented or modified, from time to time, the “Merger Agreement”), by and among Soho House, Parent and Merger Sub. The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into Soho House (the “Merger”), with Soho House surviving the Merger.
Concurrently with the filing of Amendment No. 1 to this Transaction Statement, Soho House is filing its definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC, pursuant to which Soho House is soliciting proxies from Soho House’s stockholders in connection with the Merger. The Proxy Statement is attached hereto as Exhibit 16(a)(2)(i). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and copies of certain of the other Transaction Agreements (as defined below) and the Letter Agreement Amendment (as defined in the Proxy Statement) are attached to the Proxy Statement as Annexes B through J.
In connection with the Merger Agreement, on August 15, 2025, Soho House also entered into Rollover and Support Agreements with certain of its stockholders (the “Reinvestment Stockholders”), including the Yucaipa Filing Parties and Yucaipa’s founder and Soho House’s Executive Chairman and a member of the Board of Directors of Soho House (the “Board”), Mr. Ron Burkle; Mr. Nick Jones, Soho House’s founder and a member of the Board; Mr. Richard Caring and Mr. Mark Ein, members of the Board; Mr. Andrew Carnie, Soho House’s Chief Executive Officer; and Mr. Tom Collins, Soho House’s Chief Operating Officer (these agreements, collectively, the “Rollover and Support Agreements”). Pursuant to the Rollover and Support Agreements, the Reinvestment Stockholders agreed to vote all of their shares of Common Stock in favor of the adoption and approval of the Merger Proposal (as defined in the Proxy Statement) and the approval of the Adjournment Proposal (as defined in the Proxy Statement) and against any other proposed action, agreement or transaction involving Soho House that would reasonably be expected to impede, interfere with, materially delay, materially postpone, materially adversely affect or prevent the consummation of the transactions contemplated by the Merger Agreement, subject to certain terms and conditions contained in the Rollover and Support Agreements. In addition, pursuant to the respective Rollover and Support Agreements and subject to the terms and conditions contained therein, certain shares of Common Stock held by each Reinvestment Stockholder (the “Rollover Shares”) will remain outstanding and be unaffected by the Merger. In connection with the execution of the Merger Agreement, certain equity investors (the “Equity Investors”) have delivered commitment letters (the “Equity Commitment Letters”), pursuant to which they have committed, subject to the terms and conditions thereof, to purchase shares of Merger Sub’s common stock, par value $0.01 per share, at or prior to the Effective Time to fund a portion of the consideration to be paid to Soho House’s stockholders in connection with the Merger (which shares will be converted into shares of Class A Common Stock in connection with the closing of the Merger).
At the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding as of immediately prior to the Effective Time (subject to certain exceptions in the Merger Agreement, including with respect to the Rollover Shares held by the Reinvestment Stockholders, which will remain outstanding and be unaffected by the Merger) will be cancelled and extinguished and automatically converted into the right to receive
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$9.00 in cash, without interest thereon and subject to applicable withholding taxes (the “Per Share Price”). Following the Merger, the Class A Common Stock will no longer be publicly traded, and Soho House’s stockholders (other than the Reinvestment Stockholders) will cease to have any ownership interest in Soho House. Only the Reinvestment Stockholders (with respect to their Rollover Shares), the Equity Investors and any potential Subscription Investors (as defined in the Proxy Statement) will hold ownership interests in Soho House after the closing of the Merger.
Following Soho House’s receipt of an offer from a group of potential investors to acquire shares of Class A Common Stock to take Soho House private in December 2024, the Board formed a special committee (the “Special Committee”) to evaluate and negotiate the potential transaction and provide a recommendation to the Board as to whether to approve any such transaction. In addition, the Board resolved not to approve or consider approval of any such transaction without the affirmative recommendation of the Special Committee. The Board determined that the Special Committee is composed solely of independent and disinterested members of the Board. The Special Committee, as more fully described in the Proxy Statement, with the assistance of its own independent financial and legal advisors, considered, evaluated and negotiated the Per Share Price and the other terms of the Merger Agreement and the other Transaction Agreements. After careful consideration, the Special Committee, pursuant to resolutions adopted at a meeting of the Special Committee held on August 15, 2025, unanimously: (1) determined that the Merger Agreement and the other Transaction Agreements and the transactions contemplated thereby are advisable, fair to and in the best interests of Soho House and the Unaffiliated Stockholders (as defined below); (2) recommended that the Board approve and declare advisable the Merger Agreement and the other Transaction Agreements and determine that the Merger Agreement and the other Transaction Agreements and the transactions contemplated thereby are fair to, and in the best interests of, Soho House and the Unaffiliated Stockholders; and (3) recommended that the Board submit the Merger Agreement and the other Transaction Agreements to Soho House’s stockholders for their adoption and approval, and recommend that Soho House’s stockholders vote in favor of the adoption of the Merger Agreement and approval of the other Transaction Agreements. The “Unaffiliated Stockholders” means the stockholders of Soho House other than: (1) any of the Buyer Parties, the Equity Investors or any Subscription Investors; (2) any of the Reinvestment Stockholders; (3) any members of the Board; (4) any person that Soho House has determined to be an “officer” of Soho House within the meaning of Rule 16a-1(f) of the Exchange Act; and (5) any affiliates or associates (as defined pursuant to Section 12b-2 of the Exchange Act) of any of the persons described in subclauses (1) to (5). The “Transaction Agreements” means the Merger Agreement, the Rollover and Support Agreements, the Equity Commitment Letters, the Rollover Side Letters, the Regulatory Letter Agreement, the Debt Commitment Letters, the Yucaipa Fee Agreement, the MCR Side Letter, the Bruce Group Side Letter, the Letter Agreement between Mr. Ron Burkle and Mr. Nick Jones and the Voting Agreement (each, as defined in the Proxy Statement).
The Board, acting on the unanimous recommendation of the Special Committee, unanimously: (1) determined that the Merger Agreement and the other Transaction Agreements, and the consummation of the Merger and other transactions contemplated thereby, are fair to, and in the best interests of, Soho House and its stockholders, including the Unaffiliated Stockholders; (2) approved and declared advisable the Merger Agreement and the other Transaction Agreements and the transactions contemplated thereby; (3) directed that the adoption of the Merger Agreement and approval of the other Transaction Agreements be submitted to a vote of Soho House’s stockholders; and (4) recommended that Soho House’s stockholders vote in favor of the adoption of the Merger Agreement and approval of the other Transaction Agreements.
The Merger cannot be consummated without the affirmative vote of (1) the holders of shares of Common Stock representing a majority of the voting power of the outstanding Common Stock entitled to vote thereon and (2) the holders of shares of Common Stock representing a majority of the votes cast by the Unaffiliated Stockholders.
Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.
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SCHEDULE 13E-3 ITEMS
Item 1.	Summary Term Sheet
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Questions and Answers”
Item 2.	Subject Company Information
(a)	Name and address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“The Parties to the Transactions—Soho House”
•	“Important Information Regarding Soho House—Company Background”
(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”
•	“Important Information Regarding Soho House—Security Ownership of Certain Beneficial Owners and Management”
•	“Glossary of Defined Terms—Class A Common Stock” and “Glossary of Defined Terms—Class B Common Stock”
(c)	Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
•	“Important Information Regarding Soho House—Market Price of Class A Common Stock”
(d)	Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“The Merger Agreement—Conduct of Business Pending the Merger”
•	“Important Information Regarding Soho House—Dividends”
(e)	Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
•	“Important Information Regarding Soho House—Prior Public Offerings”
(f)	Prior stock purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
•	“Important Information Regarding Soho House—Transactions in Common Stock”
Item 3.	Identity and Background of Filing Person
(a)
— (c) Name and address; Business and background of entities; Business and background of natural persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Parties to the Transactions”
•	“Important Information Regarding Soho House”
•	“Important Information Regarding the Buyer Filing Parties”
Item 4.	Terms of the Transaction
(a)	(1) Material terms. Tender offers. Not applicable.

(2)	Material terms. Mergers or similar transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”
•	“Questions and Answers”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”
•	“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
•	“Special Factors—Plans for Soho House After the Merger”
•	“Special Factors—Purposes and Reasons of the Buyer Filing Parties for the Merger”
•	“Special Factors—Certain Effects of the Merger”
•	“Special Factors—Benefits of the Merger for Unaffiliated Security Holders”
•	“Special Factors—Detriments of the Merger for Unaffiliated Security Holders”
•	“Special Factors—Certain Effects of the Merger for the Buyer Filing Parties”
•	“Special Factors—Certain Effects on Soho House if the Merger Is Not Completed”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Special Factors—Intent of the Reinvestment Stockholders to Vote in Favor of the Merger”
•	“Special Factors—Intent of Soho House’s Other Directors and Executive Officers to Vote in Favor of the Merger”
•	“Special Factors—Accounting Treatment”
•	“Special Factors—U.S. Federal Income Tax Considerations of the Merger”
•	“The Special Meeting—Votes Required”
•	“The Merger Agreement”
•	“Other Transaction Agreements”
•	Annex A—Agreement and Plan of Merger
•	Annex B—Form of Rollover and Support Agreement
•	Annex C—Apollo Equity Commitment Letter
•	Annex D—MCR Equity Commitment Letter
•	Annex E—Form of Bruce Group Equity Commitment Letter
•	Annex F—HoldCo Debt Commitment Letter
•	Annex G—OpCo Debt Commitment Letter
•	Annex H—Letter Agreement between Mr. Ron Burkle and Mr. Nick Jones
•	Annex I—Letter Agreement Amendment
•	Annex J—Form of Voting Agreement
(c)	Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors—Purposes and Reasons of the Buyer Filing Parties for the Merger”
•	“Special Factors—Certain Effects of the Merger”
•	“Special Factors—Benefits of the Merger for Unaffiliated Security Holders”

•	“Special Factors—Detriments of the Merger for Unaffiliated Security Holders”
•	“Special Factors—Certain Effects of the Merger for the Buyer Filing Parties”
•	“Special Factors—Certain Effects on Soho House if the Merger Is Not Completed”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Special Factors—Intent of the Reinvestment Stockholders to Vote in Favor of the Merger”
•	“Special Factors—Intent of the Soho House’s Other Directors and Executive Officers to Vote in Favor of the Merger”
•	“Special Factors—Financing of the Merger”
•	“Special Factors—Fees and Expenses”
•	“The Merger Agreement—Treatment of Outstanding Equity Awards”
•	“The Merger Agreement—Exchange and Payment Procedures”
•	“The Merger Agreement—Indemnification and Insurance”
•	“Other Transaction Agreements”
•	Annex A—Agreement and Plan of Merger
•	Annex B—Form of Rollover and Support Agreement
•	Annex C—Apollo Equity Commitment Letter
•	Annex D—MCR Equity Commitment Letter
•	Annex E—Form of Bruce Group Equity Commitment Letter
•	Annex F—HoldCo Debt Commitment Letter
•	Annex G—OpCo Debt Commitment Letter
•	Annex H—Letter Agreement between Mr. Ron Burkle and Mr. Nick Jones
•	Annex I—Letter Agreement Amendment
•	Annex J—Form of Voting Agreement
(d)	Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“The Special Meeting—Appraisal Rights”
•	“The Merger Agreement—Per Share Price”
•	“Appraisal Rights”
(e)	Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
•	“Provisions for Unaffiliated Security Holders”
(f)	Eligibility for listing or trading. Not applicable.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements
(a)	(1) — (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Important Information Regarding Soho House—Past Contracts, Transactions, Negotiations and Agreements”
•	“Special Factors—Background of the Merger”
•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Fees and Expenses”
•	“Important Information Regarding Soho House—Transactions in Common Stock”
•	“The Merger Agreement”
•	“Other Transaction Agreements”
•	Annex A—Agreement and Plan of Merger
•	Annex B—Form of Rollover and Support Agreement
•	Annex C—Apollo Equity Commitment Letter
•	Annex D—MCR Equity Commitment Letter
•	Annex E—Form of Bruce Group Equity Commitment Letter
•	Annex F—HoldCo Debt Commitment Letter
•	Annex G—OpCo Debt Commitment Letter
•	Annex H—Letter Agreement between Mr. Ron Burkle and Mr. Nick Jones
•	Annex I—Letter Agreement Amendment
•	Annex J—Form of Voting Agreement
(b)	— (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Important Information Regarding Soho House—Transactions in Common Stock”
•	“Important Information Regarding Soho House—Past Contracts, Transactions, Negotiations and Agreements”
•	“The Merger Agreement”
•	“Other Transaction Agreements”
•	Annex A—Agreement and Plan of Merger
•	Annex B—Form of Rollover and Support Agreement
•	Annex C—Apollo Equity Commitment Letter
•	Annex D—MCR Equity Commitment Letter
•	Annex E—Form of Bruce Group Equity Commitment Letter
•	Annex F—HoldCo Debt Commitment Letter
•	Annex G—OpCo Debt Commitment Letter
•	Annex H—Letter Agreement between Mr. Ron Burkle and Mr. Nick Jones
•	Annex I—Letter Agreement Amendment
•	Annex J—Form of Voting Agreement
(e)	Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Special Factors—Intent of the Reinvestment Stockholders to Vote in Favor of the Merger”

•	“Special Factors—Intent of Soho House’s Other Directors and Executive Officers to Vote in Favor of the Merger”
•	“Special Factors—Financing of the Merger”
•	“Special Factors—Fees and Expenses”
•	“Important Information Regarding Soho House—Past Contracts, Transactions, Negotiations and Agreements”
•	“The Merger Agreement”
•	“Other Transaction Agreements”
•	Annex A—Agreement and Plan of Merger
•	Annex B—Form of Rollover and Support Agreement
•	Annex C—Apollo Equity Commitment Letter
•	Annex D—MCR Equity Commitment Letter
•	Annex E—Form of Bruce Group Equity Commitment Letter
•	Annex F—HoldCo Debt Commitment Letter
•	Annex G—OpCo Debt Commitment Letter
•	Annex H—Letter Agreement between Mr. Ron Burkle and Mr. Nick Jones
•	Annex I—Letter Agreement Amendment
•	Annex J—Form of Voting Agreement
Item 6.	Purposes of the Transaction and Plans or Proposals
(b)	Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors—Plans for Soho House After the Merger”
•	“Special Factors—Purposes and Reasons of the Buyer Filing Parties for the Merger”
•	“Special Factors—Certain Effects of the Merger”
•	“Special Factors—Certain Effects of the Merger for the Buyer Filing Parties”
•	“Special Factors—Certain Effects on Soho House if the Merger Is Not Completed”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Special Factors—Financing of the Merger”
•	“Special Factors—Delisting and Deregistration of Class A Common Stock”
•	“The Merger Agreement—Effect of the Merger”
•	“The Merger Agreement—Per Share Price”
•	“The Merger Agreement—Treatment of Outstanding Equity Awards”
•	“The Merger Agreement—Exchange and Payment Procedures”
•	Annex A—Agreement and Plan of Merger
(c)	(1) — (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”
•	“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”
•	“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”

•	“Special Factors—Plans for Soho House After the Merger”
•	“Special Factors—Purposes and Reasons of the Buyer Filing Parties for the Merger”
•	“Special Factors—Certain Effects of the Merger”
•	“Special Factors—Certain Effects of the Merger for the Buyer Filing Parties”
•	“Special Factors—Certain Effects on Soho House if the Merger Is Not Completed”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Special Factors—Financing of the Merger”
•	“Special Factors—Delisting and Deregistration of Class A Common Stock”
•	“The Merger Agreement—Effect of the Merger”
•	“The Merger Agreement—Directors and Officers; Certificate of Incorporation; Bylaws”
•	“The Merger Agreement—Per Share Price”
•	“The Merger Agreement—Treatment of Outstanding Equity Awards”
•	“The Merger Agreement—Indemnification and Insurance”
•	“Important Information Regarding Soho House—Executive Officers and Directors”
•	“Other Transaction Agreements”
•	Annex A—Agreement and Plan of Merger
•	Annex B—Form of Rollover and Support Agreement
•	Annex C—Apollo Equity Commitment Letter
•	Annex D—MCR Equity Commitment Letter
•	Annex E—Form of Bruce Group Equity Commitment Letter
•	Annex F—HoldCo Debt Commitment Letter
•	Annex G—OpCo Debt Commitment Letter
•	Annex H—Letter Agreement between Mr. Ron Burkle and Mr. Nick Jones
•	Annex I—Letter Agreement Amendment
•	Annex J—Form of Voting Agreement
Item 7.	Purposes, Alternatives, Reasons and Effects
(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”
•	“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”
•	“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
•	“Special Factors—Plans for Soho House After the Merger”
•	“Special Factors—Purposes and Reasons of the Buyer Filing Parties for the Merger”
(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”
•	“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”
•	“Special Factors—Opinion of Morgan Stanley to the Special Committee”

•	“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
•	“Special Factors—Purposes and Reasons of the Buyer Filing Parties for the Merger”
•	Annex K—Opinion of Morgan Stanley
(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”
•	“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”
•	“Special Factors—Opinion of Morgan Stanley to the Special Committee”
•	“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
•	“Special Factors—Plans for Soho House After the Merger”
•	“Special Factors—Purposes and Reasons of the Buyer Filing Parties for the Merger”
•	“Special Factors—Unaudited Prospective Financial Information”
•	Annex K—Opinion of Morgan Stanley
(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board”
•	“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
•	“Special Factors—Plans for Soho House After the Merger”
•	“Special Factors—Purposes and Reasons of the Buyer Filing Parties for the Merger”
•	“Special Factors—Certain Effects of the Merger”
•	“Special Factors—Benefits of the Merger for Unaffiliated Security Holders”
•	“Special Factors—Detriments of the Merger for Unaffiliated Security Holders”
•	“Special Factors—Certain Effects of the Merger for the Buyer Filing Parties”
•	“Special Factors—Certain Effects on Soho House if the Merger Is Not Completed”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Special Factors—Accounting Treatment”
•	“Special Factors—U.S. Federal Income Tax Considerations of the Merger”
•	“Special Factors—Financing of the Merger”
•	“Special Factors—Delisting and Deregistration of Class A Common Stock”
•	“Special Factors—Fees and Expenses”
•	“The Merger Agreement—Effect of the Merger”
•	“The Merger Agreement—Directors and Officers; Certificate of Incorporation; Bylaws”
•	“The Merger Agreement—Per Share Price”
•	“The Merger Agreement—Treatment of Outstanding Equity Awards”
•	“The Merger Agreement—Indemnification and Insurance”
•	“Important Information Regarding Soho House—Executive Officers and Directors”
•	“Appraisal Rights”

•	“Other Transaction Agreements”
•	Annex A—Agreement and Plan of Merger
•	Annex B—Form of Rollover and Support Agreement
•	Annex C—Apollo Equity Commitment Letter
•	Annex D—MCR Equity Commitment Letter
•	Annex E—Form of Bruce Group Equity Commitment Letter
•	Annex F—HoldCo Debt Commitment Letter
•	Annex G—OpCo Debt Commitment Letter
•	Annex H—Letter Agreement between Mr. Ron Burkle and Mr. Nick Jones
•	Annex I—Letter Agreement Amendment
•	Annex J—Form of Voting Agreement
•	Annex K—Opinion of Morgan Stanley
Item 8.	Fairness of the Transaction
(a)	— (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”
•	“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”
•	“Special Factors—Opinion of Morgan Stanley to the Special Committee”
•	“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
•	“Special Factors—Purposes and Reasons of the Buyer Filing Parties for the Merger”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Other Transaction Agreements”
•	Annex B—Form of Rollover and Support Agreement
•	Annex C—Apollo Equity Commitment Letter
•	Annex D—MCR Equity Commitment Letter
•	Annex E—Form of Bruce Group Equity Commitment Letter
•	Annex F—HoldCo Debt Commitment Letter
•	Annex G—OpCo Debt Commitment Letter
•	Annex H—Letter Agreement between Mr. Ron Burkle and Mr. Nick Jones
•	Annex I—Letter Agreement Amendment
•	Annex J—Form of Voting Agreement
•	Annex K—Opinion of Morgan Stanley
(c)	Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board”
•	“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
•	“The Special Meeting—Votes Required”
•	“The Merger Agreement—Conditions to the Closing of the Merger”
•	“Proposal 1: The Merger Proposal”
•	Annex A—Agreement and Plan of Merger
(d)	Unaffiliated representative. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
•	“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”

(e)	Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”
•	“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
(f)	Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”
•	“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”
•	“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
Item 9.	Reports, Opinions, Appraisals and Negotiations
(a)
— (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”
•	“Special Factors—Opinion of Morgan Stanley to the Special Committee”
•	“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
•	Annex K—Opinion of Morgan Stanley
(c)	Availability of documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
•	“Where You Can Find Additional Information”
The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Soho House during its regular business hours by any interested equity security holder of Soho House or representative who has been so designated in writing. The reports, opinions or appraisals referenced in this Item 9 will be transmitted by Soho House to any interested equity security holder of Soho House or representative who has been so designated in writing upon written request and at the expense of the requesting security holder.
Item 10.	Source and Amounts of Funds or Other Consideration
(a)	— (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors—Financing of the Merger”
•	“The Merger Agreement—Conditions to the Closing of the Merger”
•	“The Merger Agreement—Other Covenants—Equity Financing”
•	“The Merger Agreement—Other Covenants—Debt Financing”
•	“Other Transaction Agreements—Equity Commitment Letters”
•	“Other Transaction Agreements—Debt Commitment Letters”
•	Annex A—Agreement and Plan of Merger
•	Annex C—Apollo Equity Commitment Letter
•	Annex D—MCR Equity Commitment Letter
•	Annex E—Form of Bruce Group Equity Commitment Letter
•	Annex F—HoldCo Debt Commitment Letter
•	Annex G—OpCo Debt Commitment Letter

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors—Fees and Expenses”
•	“The Special Meeting—Solicitation of Proxies”
•	“The Merger Agreement—Termination Fees”
•	“The Merger Agreement—Fees and Expenses”
•	“Other Transaction Agreements”
•	Annex A—Agreement and Plan of Merger
•	Annex B—Form of Rollover and Support Agreement
•	Annex C—Apollo Equity Commitment Letter
•	Annex D—MCR Equity Commitment Letter
•	Annex E—Form of Bruce Group Equity Commitment Letter
•	Annex F—HoldCo Debt Commitment Letter
•	Annex G—OpCo Debt Commitment Letter
Item 11.	Interest in Securities of the Subject Company
(a)	Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Special Factors—Certain Effects of the Merger for the Buyer Filing Parties”
•	“Important Information Regarding Soho House—Security Ownership of Certain Beneficial Owners and Management”
•	“Important Information Regarding the Buyer Filing Parties”
(b)	Securities transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
•	“Important Information Regarding Soho House—Transactions in Common Stock”
Item 12.	The Solicitation or Recommendation
(d)	Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors—Intent of the Reinvestment Stockholders to Vote in Favor of the Merger”
•	“Special Factors—Intent of Soho House’s Other Directors and Executive Officers to Vote in Favor of the Merger”
•	“The Special Meeting—Shares Held by Soho House’s Directors and Executive Officers”
•	“Other Transaction Agreements—Rollover and Support Agreements”
•	Annex B—Form of Rollover and Support Agreement
(e)	Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors—Recommendation of the Special Committee and the Board; Reasons for the Merger”
•	“Special Factors—Position of the Buyer Filing Parties as to the Fairness of the Merger”
•	“Special Factors—Intent of Soho House’s Other Directors and Executive Officers to Vote in Favor of the Merger”

•	“Proposal 1: The Merger Proposal”
•	“Proposal 2: The Adjournment Proposal”
Item 13.	Financial Statements
(a)	Financial statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Important Information Regarding Soho House—Selected Historical Consolidated Financial Data”
•	“Important Information Regarding Soho House—Book Value Per Share”
•	“Important Information Regarding Soho House—Certain Financial and Other Information of Soho House”
•	Annex L—Soho House’s Annual Report on Form 10-K for the fiscal year ended December 29, 2024 (without exhibits) (without exhibits)
•	Annex M—Soho House’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2025 (without exhibits)
(b)	Pro forma information. Not applicable.
Item 14.	Persons/Assets, Retained, Employed, Compensated or Used
(a)	— (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors—Background of the Merger”
•	“Special Factors—Reasons for the Merger; Recommendation of the Special Committee and the Board”
•	“Special Factors—Interests of Certain Persons in the Merger”
•	“Special Factors—Fees and Expenses”
•	“The Special Meeting—Solicitation of Proxies”
Item 15.	Additional Information
(b)	Golden Parachute Compensation. Not applicable.
(c)	Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits
The following exhibits are filed herewith:
•	16(a)(2)(i) Proxy Statement of Soho House & Co Inc. (included in the Schedule 14A filed on December 11, 2025 and incorporated herein by reference).
•	16(a)(2)(ii) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).
•	16(a)(2)(iii) Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).
•	16(a)(2)(iv) Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).
•	16(a)(2)(v) Current Report on Form 8-K, dated August 18, 2025 (included in Schedule 14A filed on August 18, 2025 and incorporated herein by reference).
•	16(a)(2)(vi) Soliciting Materials (Letter from CEO to Stockholders) filed on Schedule 14A on August 18, 2025 (included in Schedule 14A filed on August 18, 2025 and incorporated herein by reference).
•	16(a)(2)(vii) Soliciting Materials (Q&A for Members) filed on Schedule 14A on August 18, 2025 (included in Schedule 14A filed on August 18, 2025 and incorporated herein by reference).
•	16(a)(2)(viii) Soliciting Materials (Letter from CEO) filed on Schedule 14A on August 18, 2025 (included in Schedule 14A filed on August 18, 2025 and incorporated herein by reference).
•
16(b)(i) Senior Unsecured Facility Commitment Letter, dated August 15, 2025, by and among Soho House Holdings Limited, Goldman Sachs Asset Management, L.P., BSCH III Designated Activity Company, Apollo Capital Management, L.P. and Apollo Global Securities, LLC (included as Annex F to the Proxy Statement and incorporated herein by reference).

•
16(b)(ii) Senior Secured Facility Commitment Letter, dated August 15, 2025, by and between Soho House Bond Limited, Apollo Capital Management, L.P. and Apollo Global Securities, LLC (included as Annex G to the Proxy Statement and incorporated herein by reference).

•
16(c)(i) Opinion of Morgan Stanley & Co. LLC to the Special Committee of the Board of Directors of Soho House & Co Inc., dated August 15, 2025 (included as Annex K to the Proxy Statement and incorporated herein by reference).

•	16(c)(ii)* Presentation prepared by Morgan Stanley & Co. LLC, dated August 12, 2025, for the Board of Directors of Soho House & Co Inc.
•	16(c)(iii)* Presentation prepared by Morgan Stanley & Co. LLC, dated August 12, 2025, for the Special Committee of the Board of Directors of Soho House & Co Inc.
•	16(c)(iv)* Preliminary Presentation Materials prepared by Morgan Stanley & Co. LLC, dated July 3, 2025, for the Special Committee of the Board of Directors of Soho House & Co Inc.
•	16(c)(v)* Preliminary Presentation Materials prepared by Morgan Stanley & Co. LLC, dated March 21, 2025, for the Special Committee of the Board of Directors of Soho House & Co Inc.
•	16(c)(vi)* Preliminary Presentation Materials prepared by Morgan Stanley & Co. LLC, dated January 24, 2025, for the Special Committee of the Board of Directors of Soho House & Co Inc.
•
16(d)(i) Agreement and Plan of Merger, dated as of August 15, 2025, by and among Soho House & Co Inc., EH MergerSub Inc. and EH Parent LLC (included as Annex A to the Proxy Statement and incorporated herein by reference).

•	16(d)(ii) Form of Rollover and Support Agreement entered into with the Reinvestment Stockholders (included as Annex B to the Proxy Statement and incorporated herein by reference).
•
16(d)(iii) Equity Commitment Letter, dated August 15, 2025, by and between EH MergerSub Inc. and Apollo Capital Management, L.P. (included as Annex C to the Proxy Statement and incorporated herein by reference).

•
16(d)(iv) Equity Commitment Letter, dated August 15, 2025, by and among EH MergerSub Inc., MCR Hospitality Fund IV LP and MCR Hospitality Fund IV QP LP (included as Annex D to the Proxy Statement and incorporated herein by reference).

•	16(d)(v) Form of Equity Commitment Letter entered into with the other Equity Investors (included as Annex E to the Proxy Statement and incorporated herein by reference).
•
16(d)(vi) Stockholders’ Agreement, dated as of July 19, 2021, among Yucaipa American Alliance Fund II, L.P., Yucaipa American Alliance (Parallel) Fund II, L.P. Richard Caring, Nick Jones and Membership Collective Group Inc. (incorporated by reference to Exhibit 2.1 to Soho House & Co Inc.'s Registration Statement on Form S-1 filed with the SEC on June 21, 2021).

•
16(d)(vii) Form of Voting Agreement to be entered into with the Reinvestment Stockholders and Equity Investors at closing (included as Annex J to the Proxy Statement and incorporated herein by reference).

•	16(d)(viii) Letter Agreement, dated as of August 15, 2025, by and between Ronald W. Burkle and Nick Jones (included as Annex H to the Proxy Statement and incorporated herein by reference).
•	16(d)(ix) Letter Agreement Amendment, dated as of December 2, 2025, by and between Ronald W. Burkle and Nick Jones (included as Annex I to the Proxy Statement and incorporated herein by reference).
•	16(f) Section 262 of the General Corporation Law of the State of Delaware.
•	107 Filing Fee Table.

SIGNATURES
After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 11, 2025

SOHO HOUSE & CO INC.

By:	/s/ Andrew Carnie
	Name:	Andrew Carnie
	Title:	Chief Executive Officer

EH MERGERSUB INC.

By:	/s/ Bradford Nugent
	Name:	Bradford Nugent
	Title:	President

EH PARENT LLC

By: Yucaipa American Alliance Fund II, L.P., its sole member

By: Yucaipa American Alliance Fund II, LLC, its general partner

By:	/s/ Daniel Larsen
	Name:	Daniel Larsen
	Title:	Assistant Vice President

THE YUCAIPA COMPANIES LLC

By:	/s/ Daniel Larsen
	Name:	Daniel Larsen
	Title:	Assistant Vice President

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.

By:	Yucaipa American Alliance Fund II, LLC, its general partner

By:	/s/ Daniel Larsen
	Name:	Daniel Larsen
	Title:	Assistant Vice President

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

By:	Yucaipa American Alliance Fund II, LLC, its general partner

By:	/s/ Daniel Larsen
	Name:	Daniel Larsen
	Title:	Assistant Vice President

YUCAIPA AMERICAN ALLIANCE III, L.P.

By:	Yucaipa American Alliance III, LLC, its general partner

By:	/s/ Daniel Larsen
	Name:	Daniel Larsen
	Title:	Assistant Vice President

YUCAIPA SOHO WORKS, INC.

By:	Yucaipa American Alliance (Parallel) III, LP, its sole stockholder

By:	Yucaipa American Alliance III, LLC, its general partner

By:	/s/ Daniel Larsen
	Name:	Daniel Larsen
	Title:	Assistant Vice President

GLOBAL JOINT VENTURE INVESTMENT PARTNERS LP

By:	Global Joint Venture Investment Partners, LLC, its general partner

By:	/s/ Daniel Larsen
	Name:	Daniel Larsen
	Title:	Assistant Vice President

OA3, LLC

By:	/s/ Daniel Larsen
	Name:	Daniel Larsen
	Title:	Assistant Vice President

RON BURKLE
/s/ Ron Burkle

RICHARD CARING
/s/ Richard Caring

ANDREW CARNIE
/s/ Andrew Carnie

NICK JONES
/s/ Nick Jones

TOM COLLINS
/s/ Tom Collins